unitonomy

Unitonomy software & AI products help colleagues communicate & perform together better.

FOUNDER CHARLEY MILLER



Touchcast

- Co-founded Touchcast & Head of Product for 7 years
- Internal communication video systems for enterprise customers
- AI (ML/NLP) processing
- Customers include big banks, big pharma, Accenture, Unilever...
- Grew remote team to 100+ in 7 timezones
- Co-inventor on 3 patents



UNITONOMY INSIGHT

MOST COMPANIES KNOW AI AND CULTURE ARE COMPETITIVE ADVANTAGES. FEW ARE PREPARED TO LEVERAGE EITHER.



OUR FOCUS

HELP COMPANIES CHANGE THEIR CULTURE WITH AI & SOFTWARE THAT AUGMENT INTERNAL COMMUNICATION.



THE MOUNTAIN WE’RE CLIMBING

WE ASPIRE TO DEFINE CULTURE MANAGEMENT SOFTWARE BASED ON HOW AI WILL ASSIST KNOWLEDGE WORKERS.



COMPETITIVE ADVANTAGE

WE BUILT A SOPHISTICATED ENGINE TO AUGMENT COMMUNICATION ACROSS TOOLS COMPANIES ALREADY USE.

THE UNITONOMY ENGINE

CAPTURE

PUSH ✓ Users one-click push knowledge into Unitonomy systems	**PULL** ✓ Unitonomy systems pull knowledge out of users	**SCAN** Unitonomy A.I. scans and digests knowledge automatically

ORGANIZE

BASIC ✓ Users effortlessly categorize information at point of sharing	**INTERMEDIATE** Unitonomy systems suggest connections across information	**ADVANCED** Unitonomy A.I. organizes all info and produces knowledge briefs



manual



automatic



self-driving



BETA PRODUCTS

GetCommit

knowledge transfer for organizations

Glvvv

knowledge transfer for individuals

OrgVitals

people & culture analytics


MacBook Pro

PROBLEM

SOFTWARE FRAGMENTATION DISRUPTS KNOWLEDGE TRANSFER. THE CURE IS NOT MORE MESSAGES & MEETINGS.


N
W
S
E
Marine Compass

GETCOMMIT SOLUTION

HELP COMPANIES LEVERAGE AI TO BETTER CONNECT COLLEAGUES TO KNOWLEDGE AND TO EACH OTHER.

GetCommit

GetCommit

KNOWLEDGE TRANSFER FOR ORGANIZATIONS

- Current system runs two methods to capture knowledge:
  - Repositories
    - Modeled after committing code to shared git repos
    - Users **PUSH** info from any tool
  - Buddy System
    - Modeled after consultant best practices
    - Prompts **PULL** info from colleagues
- All commits automatically categorized and connected
- Knowledge capture helps companies prepare to leverage AI
- Holy grail is when our AI accurately answers employee questions

GetCommit


Captain Ahab 9:00 AM
Ishmael,
In my recent conversation with the captain of the Delight, he disclosed that they had encountered Moby Dick yesterday. I've adjusted our course based on this new information. Please update the coordinates in the ship's log using the attached adjustments.
Also, connect with Starbuck and Fedallah regarding the new harpoon. I want to make sure we have enough length of rope for this new one.
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Repositories GetCommit
Forward from:
- Slack
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Moby Dick sighting
Captain Ahab <CaptainAhab@Pequod.com>
to Ishmael@Pequod.com
Sun, Jun 21, 5:53 PM (2 days ago)
Forwarding to: WhiteWhale@getcommit.com
---------- Forwarded message ---------
From: Ishmael <Ishmael@Pequod.com>
Date: Sun, Jun 21, 2020 at 5:45 AM
Subject: Moby Dick sighting
To: <WhiteWhale@getcommit.com>
Ishmael,
In my recent conversation with the captain of the Delight, he disclosed that they had encountered Moby Dick yesterday. I've adjusted our course based on this new information. Please update the coordinates in the ship's log using the attached adjustments.
Also, connect with Starbuck and Fedallah regarding the new harpoon. I want to make sure we have enough length of rope for this new one.
Fair winds,
Captain Ahab
Send
GetCommit Beta
Invite
Ishmael
Sailor
Newsfeed 1
Requests 11
Friday Pause
Heads Up
Alignment
Knowledge
WhiteWhale
Notes
Other
Pillars
People
Response Capture
Knowledge Repositories / WhiteWhale
WhiteWhale (2)
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WhiteWhale
Moby Dick Sighting
In my recent conversation with the captain of the Delight, he disclosed that they had encountered Moby Dick yesterday. I've...
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everything captured, automatically categorized, and connected
Card details
Moby Dick Sighting
v248.17
WhiteWhale
Tags
#mobidick, #sighting, #harpoon
Attachments (2)
Attach
Maximum upload file size: 20 MB.
Harpoon specs.pdf
Added 3 minutes ago
Delete
Rope length calculating.pdf
Added 3 minutes ago

KNOWLEDGE REPOSITORIES

GetCommit


GetCommit
Hi there!
Time to send your focus to Captain Ahab.
What is your primary focus this week?
Ishmael
Repair/reweave rope net that was recently damaged
GetCommit
User Captain Ahab sent focus.
Guess which one is the real one:
1. Plot revenge on the white whale and get my leg back.
2. Plan ship's return course to New England.
Ishmael
1
GetCommit
It's correct, thank you!
You've been awarded with 10 points!
Invite
Requests / Our Alignment / Alignment Map
Alignment Map
Ishmael
Focuses (1)
Objectives (1)
Repair/reweave rope net that was recently damaged
Maintain nets and other equipment

1. Ismael gets a question about his focus for the week.
2. He responds and maps his focus to a larger objective.
3. Then Ismael is quizzed on his current partner Captain Ahab. From a list, Ismael is challenged to pick the real focus that Ahab submitted.
4. Through the buddy system, Ismael and Ahab score points for these quizzes and participation.
5. Inside GetCommit, any colleague can see what someone is focused on and why.

BUDDY SYSTEM

GetCommit

COMPETITION


Low Cost
High Cost
Startups
donut
friday
Humble Dot
Kipwise
blink
Tettra
GURU
AVANOO
shelf
Dynamic Signal
vocoli
everyone social
Free
~$3
~$6
~$9
~$12
~$15
Ask
Incumbents
Confluence
jive
work better together
SharePoint
Bloomfire
Quip
augmented communication
knowledge transfer
announcement feeds


MacBook Pro

PROBLEM

PEOPLE EMAIL THEMSELVES IMPORTANT THINGS. THOSE THINGS GET LOST. DISORGANIZATION AFFECTS COLLEAGUES.



GLVVV SOLUTION

AN INBOX THAT'S JUST FOR YOU THAT AUTO ORGANIZES THE INFORMATION.

Glvvv

Glvvv

KNOWLEDGE CAPTURE FOR INDIVIDUALS

Email is the fastest way to send a reminder to future-you (from any app, from anywhere). The problem is your email inbox was designed to respond to others. Not to help you manage *you*.

Email anything to @Glvvv.com. Glvvv catches it and does the rest.

- Uses same technology as GetCommit with email mechanic and networked repositories
- Glvvv draws connections between the information you want preserved

Glvvv

COMPETITION: INFORMATION CAPTURE FOR INDIVIDUALS


Low Cost
High Cost
Startups
Incumbents
my mind
Smart Bookmarking
histre
pocket
Roam RESEARCH
Smart Email
OmniFocus
Smart Notes
Trello
Evernote
NOTE / DOCUMENT APPS
FREE EMAIL INBOXES
BASIC REMINDERS / TODO APPS


MacBook Pro

PROBLEM

THERE’S NO SOFTWARE THAT ASSESSES COLLABORATION. YOU CANNOT IMPROVE WHAT YOU DON’T MEASURE.



ORGVITALS SOLUTION

AUTOMATE PROVEN METHODS TO ASSESS CULTURE AND EMPLOYEE COLLABORATIVE PERFORMANCE.

OrgVitals

OrgVitals

PEOPLE & CULTURE ANALYTICS

Traditional people & culture analytics are overpriced, tedious and ripe for disruption. OrgVitals rethinks these assessments.

- research-backed system developed with Dr. Brad Shuck
- uniquely assesses individual performance as a collaborator
- uniquely maps employee experience sentiment for remote worker context
- automated data insights
- sales GTM targets HR teams in companies 50-500 employees



OrgVitals
9:05 AM
Ishmael
never gets upset during intense meetings.
Strongly Disagree
Somewhat Disagree
Neither Agree nor Disagree
Somewhat Agree
Strongly Agree
Captain Ahab
9:07 AM
✓ Strongly Agree
OrgVitals
9:08 AM
Thanks for participation
You've been rewarded 12 points

OrgVitals



Invite
Captain Ahab
Captain
Employee Summary
Based on Potential & Performance Data, this person is valuable and burning out.
Crew of The Pequod
2:29 PM
Current Focus
Designing a new harpoon that will withstand the extreme cunning and force of the White Whale.
Ahab's alignment map
Unitonomy points
Year
17
Ranking out of 45
Role Description
As captain of the Pequod, I oversee the vessel's whale-hunting expeditions and the management of the crew.
Aspiration
Eventually hunting down Moby Dick.
Overall Assessment Matrix
11
Ranking out of 45
POTENTIAL
PERFORMANCE
Employee Performance
The data signals this person's collaborative performance is trending positively.
Contribution Matrix
GOALS
ACHIEVEMENTS
Engagement
Self Survey
2.8 avg
Connectedness
2.7 avg
Stress
3 avg
Capacity
2.9 avg
Q2'19
Q3'19
Q4'19
Q1'20
Collaboration Performance Matrix
7
Ranking out of 45
VOLUME
BENEFIT
Employee Potential
The data signals this person is trending positively as demonstrating potential.
Knowledge Matrix
INSTITUTIONAL
EXPERTISE
Adaptability
28
Ranking out of 45
Growth Potential
17
Ranking out of 45
Professional Identity Matrix
BELONGING
PURPOSE
Network Position
Peer
Self
Detailed view
Collaboration Potential Matrix
3
Ranking out of 45
INFLUENCE
CHEMISTRY

PEOPLE ANALYTICS

OrgVitals



Invite
Captain Ahab
Captain
Culture Summary
Captain Ahab
The data signals this person is trending positively as demonstrating potential.
Org Identity Matrix
VISION
MISSION
Belonging Matrix
PURPOSE
SAFETY
Culture Potential Matrix
BELONGING
ORG IDENTITY
Engagement Matrix
RETENTION
MORALE
Feedback Matrix
RECOGNITION
GUIDANCE
Culture Performance Matrix
ENGAGEMENT
FEEDBACK

CULTURE ANALYTICS

OrgVitals

COMPETITION: PEOPLE & CULTURE ANALYTICS



Low Cost
High Cost
ELIN
cultureiQ
Startups
Polly.ai
bunch
Culture Amp
leapsome
GLINT
Free
~$3
~$6
~$9
~$12
~$15
Ask
Lattice
Peakon
Reflektive
Incumbents
qualtrics
only people analytics
people and culture analytics

TEAM EXPERTISE

Charley Miller
CEO, previously co-founder TouchCast

Max Nechypurenko
CTO

Additional Tech (8)
Based in Ukraine.

FT

PT

Chris Deaner
Founding investor; tech mentorship

Mike Mooney
Founding investor; legal, accounting, finance.

Brittain Skinner
Marketing & partnerships



product
UX / games
tech
operations
sales
marketing

TIMELINE



Glvvv launches public beta
GetCommit launches public beta
Charley puts pen to paper for Unitonomy idea
Beta Product Development
OrgVitals launches public beta
Engine Development
may
jul
sep
nov
jan
mar
may
jul
sep
nov
jan
2019
2020
2021
Unitonomy incorporated
Unitonomy named a top 5 startup to watch
WeFunder campaign launches
Unitonomy accepted into Vogt
Angel round raises $237k as pandemic hits

EARLY VALIDATION

Through our private alpha period, we've worked hard to plant the seeds of awareness:

- Vogt Award winner (link)
- Pioneer global top-10 (link)
- Named 1 of 5 startups to watch in 2020 (link)

MARKET

TAM for our product:

- 60m knowledge workers in the U.S. / ~1B in the world
- 40% of the workforce is now distributed
- Remote work job openings are growing 20% YOY

Go to market strategy is to target fast adopters: small, growing tech companies hiring remote. Then pursue 100-500 person size companies and prove value. Then tackle enterprise to scale the operation.

MODEL

For every product, we charge $5 per employee, per month in a classic B2B SaaS model ($4 for an annual subscription).

We offer a 14 day trial for an organization to understand the product.

To scale awareness, our core strategy to offer and promote free tools.

To scale sales, we our using FirstPromoter with a playbook to incentivize part-timers to target and chase prospective customers.

Our business model is to initially sell to small orgs and then grow to target medium orgs and eventually enterprise.

INVESTMENT

We’ve raised $235k on a rolling SAFE. We paused fundraising when the pandemic hit.

We look to raise $265k+ in Q3 to:

- Refine products based on customer feedback
- Develop our sales process
- Build awareness through experiments
- Implement AI/ML

THANK YOU

charley.miller@unitonomy.com

NOT A SECURITIES OFFERING; NOT FOR DISTRIBUTION

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES, WHICH WILL ONLY BE DONE PURSUANT TO A REGISTRATION STATEMENT OR AN EXEMPTION UNDER APPLICABLE SECURITIES LAWS. THIS INFORMATION IS NOT INTENDED, NOR SHOULD IT BE DISTRIBUTED, FOR ADVERTISING PURPOSES, NOR IS IT INTENDED FOR PUBLICATION OR BROADCAST TO THE GENERAL PUBLIC.

PROJECTIONS AND OTHER FORWARD-LOOKING STATEMENTS

THE ANTICIPATED OVERALL PERFORMANCE RESULTS SET FORTH IN THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE BASED ON PROJECTIONS AND CERTAIN ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT THE ANTICIPATED RETURNS OR PLAN WILL ACTUALLY BE REALIZED. NOTHING HEREIN SHOULD BE CONSTRUED TO IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY SUBSEQUENT DATE. THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION CURRENTLY AVAILABLE, AS WELL AS ASSUMPTIONS MADE. IN ADDITION, IN THIS DOCUMENT, THE WORDS “WILL,” “ANTICIPATE,” “SHOULD,” “BELIEVE,” “ESTIMATE,” “EXPECT,” “PLANS,” “INTENDS” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT CURRENT VIEWS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ONE OR MORE UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN. FURTHERMORE, THE DOCUMENT MAY CHANGE AS CIRCUMSTANCES MAY WARRANT AND THERE IS NO OBLIGATION TO UPDATE THIS DOCUMENT.